SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                         -------------------------------
                                 AMENDMENT NO. 8
                                       TO
                                 SCHEDULE 14D-1
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                       AND
                                  SCHEDULE 13D
                               (AMENDMENT NO. 10)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                         -------------------------------
                      GLOBAL INDUSTRIAL TECHNOLOGIES, INC.
                            (Name of Subject Company)

                                 WHX CORPORATION
                              GT ACQUISITION CORP.
                                    (Bidders)

                     COMMON STOCK, PAR VALUE $.25 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)

                                   379335 10 2
                      (CUSIP Number of Class of Securities)

                                MR. RONALD LABOW
                              CHAIRMAN OF THE BOARD
                                 WHX CORPORATION
                              110 EAST 59TH STREET
                               NEW YORK, NY 10022
                            TELEPHONE: (212) 355-5200
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)

                                 with a copy to:


                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 PARK AVENUE
                            NEW YORK, NEW YORK 10022
                            TELEPHONE: (212) 753-7200

                  This Statement amends and supplements (i) the Tender Offer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission on December 17, 1998, by GT Acquisition Corp. (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of WHX Corporation, a Delaware corporation (the "Parent"), to purchase all of the outstanding shares of Common Stock, par value $0.25 per share (the "Shares"), of Global Industrial Technologies, Inc. (the "Company"), including the associated Preferred Stock Purchase Rights (the "Rights") issued pursuant to the Rights Agreement, dated as of October 31, 1995, as amended on February 16, 1998, September 18, 1998, October 5, 1998 and February 9, 1999 (as so amended, the "Rights Agreement"), between the Company and The Bank of New York, as Rights Agent, at a price of $10.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 17, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer") and (ii) the Schedule 13D filed by the Parent, the Purchaser and Wheeling Pittsburgh Capital Corp., a wholly owned subsidiary of the Parent, with respect to the Shares. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase and the Schedule 14D-1.

ITEM 3.   PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

Item 3 is hereby amended and supplemented by adding thereto the following:

                  On April 27, 1999, the Parent and the Company entered into a confidentiality agreement (the "Confidentiality Agreement"), pursuant to which the Company may furnish the Parent with certain non-public information concerning the Company and its affairs. The Parent believes that the Company has entered into similar confidentiality agreements with other parties. No assurance can be given that any discussions or negotiations between the Company and the Parent may take place, or that any agreement to consummate a transaction will be reached, as a result of the parties entering into the Confidentiality Agreement. A copy of the Confidentiality Agreement is attached hereto as Exhibit (a)(15) and is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

Item 11 is hereby amended and supplemented by adding thereto the following

        (a)  (15)    Confidentiality  Agreement,  dated April 27, 1999,  between
                     Global Industrial Technologies, Inc. and WHX Corporation.

                                    SIGNATURE


                  After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 28, 1999
                                       WHX CORPORATION


                                       By: /s/ Ronald LaBow
                                           -------------------------------
                                       Name:   Ronald LaBow
                                       Title:  Chairman of the Board



                                       GT ACQUISITION CORP.


                                       By: /s/ Ronald LaBow
                                           -------------------------------
                                       Name:   Ronald LaBow
                                       Title:  President

                                  EXHIBIT INDEX



EXHIBIT
NUMBER                                                                      PAGE


     (a) (15)    Confidentiality  Agreement, dated April 27, 1999, between    5
                 Global Industrial Technologies, Inc. and WHX Corporation.